Exhibit 21.1

LuxUrban Hotels Inc.

List of Subsidiaries as of December 31, 2022

Name	Jurisdiction of Incorporation (Date of Formation)
LuxUrban RE Holdings LLC	Delaware (March 20, 2020)

LuxUrban LLC	Delaware (March 20, 2020)

S-Be Rentals, LLC	Delaware (October 3, 2018)

Corphousing UK Limited	United Kingdom (August 18, 2021)

CorpHousing RSL LLC	Delaware (June 29, 2022)